Exhibit 99

FOR IMMEDIATE RELEASE

Affimed Provides Regulatory Update on AFM11 Clinical Program

Heidelberg, Germany, April 17, 2019 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company committed to giving patients back their innate ability to fight cancer, today announced that it has submitted to the U.S. Food and Drug Administration (FDA) additional information to Affimed’s initial response document submitted in early March relating to the previously-announced clinical hold on AFM11. The additional information addresses the request from the FDA for the clinical trial protocol for the study of AFM11 for treatment of acute lymphocytic leukemia (ALL). Affimed anticipates receiving a response from the FDA regarding the status of the AFM11 clinical program in the second quarter of 2019.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical stage biopharmaceutical company committed to giving patients back their innate ability to fight cancer. Affimed’s fit-for-purpose ROCK® platform allows innate immune engagers to be designed for specific patient populations. The Company is developing single and combination therapies to treat cancers. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the value of our ROCK® platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Affimed Investor Contact:

Gregory Gin, Head of Investor Relations

E-Mail: IR@affimed.com

Affimed Media Contact:

Anca Alexandru, Head of Communications, EU IR

E-Mail: media@affimed.com